FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34368

CHEMSPEC INTERNATIONAL LIMITED

No. 200, Wu Wei Road

Shanghai 200331

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ Jianhua Yang
Name:	Jianhua Yang
Title:	Chief Executive Officer

Date: May 3, 2011

Exhibit 99.1

CHEMSPEC INTERNATIONAL LIMITED

FILES GOING-PRIVATE TRANSACTION STATEMENT ON SCHEDULE 13E-3

SHANGHAI, May 3, 2011 – Chemspec International Limited (NYSE: CPC; “Chemspec” or the “Company”, incorporated in the Cayman Islands), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced that it has filed a going-private transaction statement on Schedule 13E-3 (“Going-Private Statement”) with the United States Securities and Exchange Commission (“SEC”). Attached as an exhibit to the Going-Private Statement is a preliminary proxy statement (the “Preliminary Proxy Statement”) that, subject to completion, will be used in connection with an extraordinary general meeting of shareholders (the “EGM”), which the Company expects to hold in the third quarter of 2011.

As described more fully in the Going-Private Statement and the Preliminary Proxy Statement, the business to be transacted at the EGM includes shareholder approval of the proposed merger and the agreement and plan of merger, dated as of March 21, 2011, by and among Halogen Limited (“Parent”), a Cayman Islands company beneficially owned by Dr. Jianhua Yang, chairman of the board of directors and chief executive officer of the Company, and Primavera Capital (Cayman) Fund I L.P., Halogen Mergersub Limited, a Cayman Islands company wholly owned by Parent, the Company and Dr. Jianhua Yang (the “Merger Agreement”). The proposed merger and the Merger Agreement are more fully described in the Going-Private Statement and the exhibits attached thereto, including the Preliminary Proxy Statement. In addition, a copy of the Merger Agreement is attached as an exhibit to the Preliminary Proxy Statement. If completed, the proposed merger would result in the Company becoming a privately held company and its ADSs would no longer be listed on the New York Stock Exchange. The Company’s board of directors, acting upon the unanimous recommendation of the independent committee formed by the board of directors, approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to adopt the Merger Agreement.

The Going-Private Statement and the Preliminary Proxy Statement, and any amendments thereto, can be obtained from the SEC’s website (http://www.sec.gov). In addition, shareholders and ADS holders will receive the definitive proxy statement by mail and requests for additional copies of the definitive proxy statement should be directed to Okapi Partners LLC, the Company’s proxy solicitor, toll free at +1 855 208-8903 (or +1 212 297 0720 outside of the United States). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec’s end users. Chemspec’s customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit http://www.chemspec.com.cn.

Forward-Looking Statements

Statements about the expected timing, completion and effects of the proposed merger, and all other statements in this press release other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, each of which is qualified in its entirety by reference to the following cautionary statements. Forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. A number of the matters discussed herein that are not historical or current facts deal with potential future circumstances and developments, in particular, whether and when the transactions contemplated by the Merger Agreement will be consummated and the expected date of the EGM. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: any conditions imposed on the parties in connection with consummation of the transactions described herein; approval of the proposed merger and adoption of the Merger Agreement by our shareholders; satisfaction of various other conditions to the closing of the proposed merger and the other transactions contemplated by the Merger Agreement; and the risks that are described from time to time in our reports filed with the SEC, including our Form 20-F for the year ended December 31, 2009. This press release speaks only as of its date, and we disclaim any duty to update the information herein.

For further information, please contact:

Chemspec International Ltd.

In Shanghai

Carol Fang

Tel: +86-21-63638108

Email: ir@chemspec.com.cn

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